UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

 (Title of Class of Securities)

16949D101*

 (CUSIP Number)
*CUSIP number of the American Depositary Shares traded on the New York Stock Exchange.  The Ordinary Shares of China Hydroelectric are not publicly traded in the United States.

Shad Stastney
Vicis Capital, LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. None.  American Depository Shares CUSIP 16949D101*

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital, LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[ ]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	Sole Voting Power

48,882,716

		8.	Shared Voting Power

0

		9.	Sole Dispositive Power

48,882,716

		10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

48,882,716

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[ ]

13.	Percent of Class Represented by Amount in Row (11)

28.4%
14.	Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Bldg A #2105, Ping’An International Financial Center, No.3 Xinyuan South Road, Chao Yang District, Beijing, People’s Republic of China 100027.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital, LLC (“Vicis”).  All 48,882,716 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.  Vicis may be deemed to beneficially own such 48,882,716 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 30,216,050 Ordinary Shares, and (ii) a warrant to purchase 18,666,666 Ordinary Shares (the “Warrant”).

On August 19, 2011, the Fund and the Issuer entered into a Warrant Exercise Agreement, whereby the Issuer amended the terms of the Warrant to decrease the exercise price from $5.00 per warrant share to $1.15 per share, which represented the average of the last reported sale price of the Company’s American Depositary Shares for the twenty-five (25) trading days ending on August 17, 2011, and the Fund agreed to exercise a portion of the Warrant so as to purchase $10,000,000 in Ordinary Shares (or 8,662,509 Ordinary Shares).   In connection with the Warrant Exercise Agreement, the Issuer amended the Warrant and issued an Amended and Restated Warrant to purchase 10,004,157 Ordinary Shares at an exercise price of $1.15 per share to the Fund (the “Amended and Restated Warrant”).

As a result, when the 30,216,050 Ordinary Shares previously acquired by the Fund are aggregated with the 8,662,509 Ordinary Shares acquired by the Fund through the partial exercise of the Warrant and the 10,004,157 Ordinary Shares underlying the Amended and Restated Warrant, Vicis may be deemed to own 48,882,716 Ordinary Shares.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Ordinary Shares, the Warrant and the Amended and Restated Warrant for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  In May 2007, Mr. Shadron Stastney was elected to the Board of Directors of the Issuer.  Mr. Stastney is a member and Chief Operating Officer of Vicis.

Vicis may be deemed to beneficially own 28.4% of the Issuer’s outstanding Ordinary Shares.  The combination of Vicis’s percentage of deemed beneficial ownership in the Issuer, coupled with Mr. Stastney’s role with Vicis concurrent with his service as a director of the Issuer, may be deemed to have the effect of influencing control of the Issuer.  Biographical information with respect to Mr. Stastney is set forth below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase the Issuer’s Ordinary Shares or other securities convertible, exchangeable or exercisable into Ordinary Shares or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 48,882,716 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor.  Vicis Capital, LLC may be deemed to beneficially own such 48,882,716 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC.  The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 48,882,716 Ordinary Shares represent approximately 28.4% of the Issuer’s outstanding Ordinary Shares (based upon 153,295,516 Ordinary Shares outstanding at December 31, 2010, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC for the period ended December 31, 2010 plus 8,662,509 Ordinary Shares underlying the Warrant exercised by the Fund, plus 10,004,157 Ordinary Shares underlying the Amended and Restated Warrant,  and 48,882,716 Ordinary Shares deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Ordinary Shares within the 60 days preceding the date of this Schedule.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A
Warrant Exercise Agreement dated August 19, 2011 between China Hydroelectric Corporation and Vicis Capital Master Fund (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed by China Hydroelectric Corporation on August 19, 2011).

Exhibit B
Amended and Restated Warrant to Purchase Common Shares of China Hydroelectric Corporation, dated August 18, 2011 (incorporated herein by reference to Exhibit 4.1 to Form 6-K filed by China Hydroelectric Corporation on August 19, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2011
———————————————————————
Date

/s/ Andrew Comito
———————————————————————
Signature

Andrew, Comito, Chief Compliance Officer*
———————————————————————
Name/Title

*Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to the Amacore Group, Inc. on October 1, 2009.